Seabridge Gold Inc.
News Release

Trading Symbols:	TSX-V: SEA AMEX: SA	For Immediate Release November 29, 2007

Drill Results Continue to Upgrade and Expand Seabridge Gold’s Mitchell Deposit

Toronto, Canada…Assay results from nine additional drill holes continue to point towards a significant upgrade and expansion of gold and copper resources at the Mitchell deposit. Mitchell is one of three gold-copper porphyry deposits on Seabridge’s 100% owned Kerr-Sulphurets project near Stewart, British Columbia, Canada. The project is well located close to the operating Eskay Creek mine and its all-weather road to Stewart. Highway #37 also offers excellent access to several possible sites staked for processing facilities.

The 2007 drill program was designed to upgrade much of the existing 13.1 million ounce inferred gold resource (564 million tonnes grading 0.72 grams per tonne gold and 0.18% copper) to the measured and indicated categories and to pursue extensions of the deposit to the south, north and at depth. Resource Modeling Inc. will calculate a NI 43-101 compliant independent resource estimate for the Mitchell deposit once all assay results have been received and analyzed. The new resource calculation is expected to be released in February, 2008. Discrete zones of molybdenum mineralization have been identified in the Mitchell deposit and the potential for a resource model and resource estimate for molybdenum is also being evaluated.

The 2007 drill program consisted of 37 core holes totaling 15,294 meters. Results from the first 17 holes drilled in 2007 were previously announced (see news releases dated September 4, 2007 and October 16, 2007). Results from the next nine holes are as follows:

Drill Hole	Target	Depth (m)	From (m)	To (m)	Intercept (m)	Gold (gpt)	Copper (%)
M-07-41	Southern	197.8	6.7	197.8	191.1	0.20	0.06
M-07-42	SW Offset	355.7	2.1	355.7	353.6	0.18	0.09
M-07-43	Southern	312.7 Incl. Incl. Incl.	1.0 1.0 160.0 254.9	312.7 38.0 198.0 286.0	311.7 37.0 38.0 31.1	0.51 0.86 0.63 0.75	0.12 0.17 0.11 0.16
M-07-44	Depth	646.1 Incl.	1.3 312.6	646.1 553.0	644.8 240.4	0.46 0.58	0.07 0.08
M-07-45	Infill & Depth	650.7 Incl.	4.6 128.0	650.7 650.7	646.1 522.7	0.81 0.93	0.17 0.19
M-07-46	Southern	424.3	2.3	424.3	422.0	0.32	0.13
M-07-47	Infill & Depth	442.6 Incl.	9.8 237.5	442.6 442.6	432.8 205.1	0.58 0.71	0.21 0.27
M-07-48	Infill & Depth	394.4	6.4	394.4	388.0	0.72	0.21
M-07-49	Infill & Depth	396.9	0.0	396.9	396.9	1.11	0.22

Results from the final 11 holes of the 2007 drill program are expected to be released in the next several weeks.

Seabridge President and CEO Rudi Fronk said that “the data from this year’s program now supports the likelihood of a major expansion of the Mitchell deposit. Significant concentrations of molybdenum may support a resource estimate which could help the project’s economic potential.”

106 Front Street East, Suite 400, Toronto, Ontario M5A 1E1, Canada
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net

M-07-41:  A south extension hole collared just below the Mitchell Thrust Fault. Alteration intensity diminished in the volcanic rock, which give way down hole to a section of sedimentary rocks and unaltered intrusive rocks. Gold and copper grades persist but are lower than the core of the deposit. Results indicate the drill hole is approaching the margin of the mineral system.

M-07-42:  The southwestern most step-out in the program. Geology intersected in the hole is more diverse than elsewhere in Mitchell Creek and similar to holes drilled at Sulphurets. Volcanic rocks are intruded by numerous narrow dikes with widespread chlorite and epidote alteration. Gold and copper grades are not continuous but in narrow zones. This drill hole defines the southwest limit of the Mitchell deposit.

 M-07-43:  Eastern most step-out drill hole on the south side of the Mitchell deposit. The hole was collared below the Mitchell Thrust Fault and drilled volcanic rock with abundant quartz veining and sericite alteration. Results demonstrate the continuity of the Mitchell deposit south along this section.

M-07-44:  Northeastern most deep drill test, collared above the Mitchell Thrust Fault passed into the deposit at about 50m. The bulk of the drill hole is in volcanic rock with variable sericite-rich or chlorite-rich alteration. Results continue to demonstrate the vertical continuity of the deposit.

M-07-45:  Infill drill hole to intersect deep target on the north side of the deposit. Volcanic rocks with abundant quartz veins and intense sericite alteration characterize the drill hole. Results from this hole confirm the deep potential of the deposit with exceptional grades below 128m.

M-07-46:  A step-out hole to the south on the western part of the deposit. Alteration of volcanic rocks in this hole are similar to holes drilled west of the section. Results contain continuous gold and copper grades but slightly lower than in the heart of the Mitchell deposit.

M-07-47:  A deep test in the central part of the deposit. Drill hole abandoned short of objective due to unstable slope conditions at the site. The volcanic rock in this hole is extensively and intensively altered. Results continue to demonstrate the strength and continuity of gold and copper grades with increasing grades at depth.

M-07-48:  An infill hole in the east central part of the deposit. Rocks in this hole are extensively altered and similar to the drill holes that were off-set, confirming the continuity and consistency of the Mitchell deposit.

M-07-49:  An infill hole, drilled from south to north, the opposite direction to the drill pattern (Azimuth 10o). This hole was designed to evaluate if a directional bias is present to the distribution of gold and copper in the deposit. Rocks intercepted in the drill hole show alteration and stockwork veining similar to surrounding holes drilled from north to south. Stockwork vein intersections in this drill hole are nearly parallel to the drill course, confirming that the north to south drill orientation is the best direction for obtaining a representative sample of the deposit. Results demonstrate that within the heart of the mineral system higher grade gold concentrations are continuous.

Based on drilling conducted by Seabridge in 2006, a National Instrument 43-101 compliant resource estimate for Mitchell yielded an initial inferred resource of 564 million tonnes grading 0.72 grams per tonne gold (13.1 million ounces) and 0.18% copper (2.23 billion pounds) at an equivalent gold cut-off grade of 0.50 grams per tonne gold (see news release dated February 20, 2007). Equivalent grades were determined using a gold price of US$475 per ounce and a copper price of US$1.50 per pound. The 2006 drill program did not find the limits of the deposit which remained open to the north, to the south (toward the Sulphurets deposit a distance of two kilometers), to the west and at depth.

Unless reported separately, all of the reported holes contained herein were drilled from north to south at an inclination of approximately minus 60 degrees. The true thickness of the Mitchell zone, based on drill results from the current program, is now estimated to exceed 600 meters but could be more as the deepest hole drilled to date (M-07-35) ended in material that was the best grades encountered to date.

Exploration activities at Kerr-Sulphurets are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2007 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second laboratory on 10% of the samples. Samples are being assayed at Eco Tech Laboratory Ltd., Kamloops, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Hog Ranch project and the Kerr and Sulphurets deposits, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2006 and in the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email:  info@seabridgegold.net

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